UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2012 RESULTS1;2;3

Santiago, Chile, January 30, 2013 – CCU announced today its consolidated financial results for the fourth quarter ended December 31, 2012:

•        Consolidated volumes grew 8.6%4 this quarter. The Non-alcoholic beverages segment showed a strong growth of 17.9%, followed by the increases of 10.3% in Spirits, 1.6% in Wines and 0.5% in CCU Argentina. Beer Chile showed a 6.3% decrease this quarter. Excluding Manantial and Uruguay’s volumes, growth was 4.0%.

•        Total Net sales increased 5.2%, as a consequence of 4.0% higher consolidated volumes coupled with higher average prices.

•        Gross profit increased 7.1% from CLP 177,336 million to CLP 189,886 million in Q4’12, as a combination of higher Net sales and a decrease in Cost of sales of 100 bps as a percentage of Net sales.

•        Normalized EBITDA declined by 0.4% reaching CLP 84,464 million in Q4’12.

Key figures (CLP million)	Q4'12	Q4'11	Change	Change before EI
Volume (Hl)	6,228,513	5,735,886	8.6%
Net sales	332,211	315,857	5.2%
Gross Profit	189,886	177,336	7.1%
EBIT	69,885	72,526	-3.6%	-3.6%
EBITDA	84,464	84,849	-0.5%	-0.4%
Net income	45,509	44,990	1.2%	-7.6%
Earnings Per Share	142.9	141.3	1.2%	-7.6%

	FY'12	FY'11	Change	Change before EI
Volume (MHl)	19,847,406	18,396,617	7.9%
Net sales	1,075,690	969,551	10.9%
Gross Profit	582,603	521,689	11.7%
EBIT	181,188	192,818	-6.0%	0.7%
EBITDA	235,948	240,600	-1.9%	3.6%
Net income	114,433	122,752	-6.8%	-3.8%
Earnings Per Share	359.3	385.4	-6.8%	-3.8%

 1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Normalized performance measures are a better indicator for results due to the exceptional items profit or loss given the case (please refer to page 8). Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

 2 Includes changes in the consolidation scope (please refer to page 7).

3 Manantial S.A. and Uruguay’s operation are only shown at EBIT, EBITDA and Net Income level.

4 The variation from the Preliminary Volume Release announced on January 8 is explained by the recently Manantial S.A. acquisition.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 18

PRESS RELEASE

COMMENTS FROM THE CEO

CCU’s consolidated results of Q4’12 showed a significant volume growth of 8.6% (4.0% excluding Manantial S.A. and Uruguay’s volumes). Despite of the slight Normalized EBITDA decrease of 0.4% in Q4’12, compared to the same quarter in 2011, we are satisfied as we kept on pace with the EBITDA level showed in Q4’11 of CLP 84,849 million, which had a strong growth of 33.2% compared to Q4’10. Normalized EBITDA margin decreased from 26.8% to 25.4% in Q4’12, but a lower magnitude than the first three quarters of the year which was 150 bps lower, mainly due to higher transportation costs, which were mainly affected by high real salaries caused by full employment in Chile and higher inflation in Argentina.

In Chile, volumes grew 6.5% (5.2% excluding Manantial S.A. volumes). All segments contributed to this growth, with the exception of the Beer segment which decreased 6.3%. However, Non-alcoholic beverages increased 17.9%  (15.3% excluding Manantial S.A. volumes), Spirits 10.3%  and Wine 1.6%. In Argentina, volume grew by 0.5%, driven by 2.4% domestic beer volume increase.

Consolidated Net sales grew 5.2% as a result of 4.0% higher volumes coupled with 1.0%  increase in average prices. Both operations contributed to such growth as Net sales in Chile grew by 4.7% and Argentina by 6.5%.

In terms of non-organic growth, the subsidiary Aguas CCU-Nestlé Chile S.A. has acquired 51% of the ownership of the company Manantial S.A. This partnership will enable us to participate more actively in the Home and Office Delivery of purified water business.

Following our acquisition in Uruguay, we are on the right track managing and strengthening the business.  Beer is already part of the product portfolio through imports from CCU Argentina.

Regarding innovation in Beer Chile, the new 1.2 liter returnable beer package and the launch of Cristal Light, though still in the early stages, have shown encouraging results and stimulate us to continue innovating as a way to strengthen our market position.

As of 2012, CCU has adopted the application of the International Financial Reporting Standards (IFRS) No. 11 Joint Arrangements. This change in accounting policy implies that investments held in joint agreements with Promarca S.A. and Compañía Pisquera Bauzá S.A. which have 50% and 49% ownership interest respectively, are changed from the equity method to accounting for assets, liabilities, revenues and expenses relating to its ownership share in a joint operation. The effects of this accounting change in the consolidation scope have equal impact at EBIT and EBITDA level 1, but no effect on Net income or Equity.

Looking ahead toward 2013, our long-term growth plans remain on track and we continue with our commitment to enhance our position in all categories in which CCU participates, focusing on brand strength and margins, complemented with a virtuous balance between per capita consumption and market share.

1 Changes in the consolidation scope (Please refer to page 7).

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 18

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q4’12             Total Net sales increased 5.2% to CLP 332,211 million as a result 4.0% higher volumes coupled with 1.0% increase in average prices. Volumes, including Manantial and Uruguay grew 8.6%. In Chile, volumes grew 6.5% (5.2% excluding Manantial S.A. volumes), as they increased in the following segments: Non-alcoholic beverages 17.9%, Spirits 10.3%, Wine 1.6%, and CCU Argentina 0.5%. These volume increases more than compensate the Beer Chile drop by 6.3%. The average price increase is mainly explained by 5.8% price increase in the average prices of CCU Argentina, affected by F/X conversion, changes in mix, and price increases. In the other segments the price increases were the following: 3.0% increase in Beer Chile due mostly to changes in mix, 2.5% increase in Wine due to past quarters price increases. All this is partially offset by lower prices in Spirits by 2.4%.

2012               Accumulated Net sales increased 10.9% amounting to CLP 1,075,690 million as a result of 6.4% higher volumes coupled with 4.4% increase in average prices. Including Manantial and Uruguay volume grew 7.9%.

Net sales by segment

	Net sales (million CLP)
	Q4'12	Mix	Q4'11	Mix	Change
Beer Chile	99,558	30.0%	102,912	32.6%	-3.3%
CCU Argentina	91,051	27.4%	85,524	27.1%	6.5%
Non-alcoholic beverages	86,153	25.9%	75,158	23.8%	14.6%
Wines	37,806	11.4%	36,479	11.5%	3.6%
Spirits	18,070	5.4%	16,436	5.2%	9.9%
Other/Eliminations	-427	-0.1%	-651	-0.2%	-
TOTAL	332,211	100.0%	315,857	100.0%	5.2%

	Net sales (million CLP)
	FY '12	Mix	FY '11	Mix	Change
Beer Chile	320,844	29.8%	313,017	32.3%	2.5%
CCU Argentina	250,996	23.3%	220,903	22.8%	13.6%
Non-alcoholic beverages	292,133	27.2%	248,509	25.6%	17.6%
Wines	149,557	13.9%	138,348	14.3%	8.1%
Spirits	63,552	5.9%	50,936	5.3%	24.8%
Other/Eliminations	-1,392	-0.1%	-2,162	-0.2%	-
TOTAL	1,075,690	100.0%	969,551	100.0%	10.9%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 18

PRESS RELEASE

GROSS PROFIT

Q4’12             Increased 7.1% to CLP 189,886 million as a result of 5.2% higher Net sales, partially offset by 2.7% higher Cost of sales. As a percentage of Net sales, Cost of sales decreased from 43.9% in Q4’11 to 42.8% in Q4’12, consequently, Gross profit as a percentage of Net sales increased from 56.1% in Q4’11 to 57.2% in Q4’12.

2012               Increased 11.7% to CLP 582,603 million and, as a percentage of Net sales, the consolidated Gross profit  increased from 53.8% to 54.2% for Q4’12.

EBIT

Q4’12             Decreased 3.6% to CLP 69,885 million mostly explained by 10.5% higher MSD&A expenses, which increased to CLP 121,381 million in Q4’12. MSD&A expenses, as a percentage of Net sales, increased from 34.8% in Q4’11 to 36.5% in Q4’12, as a result of higher distribution costs, in Chile and Argentina, which were affected by high real salaries caused by full employment in Chile and higher transportation cost in both countries. Also, Other operating income/(expenses) decreased CLP 3,604  million as in Q4’11 reflects the sale of a Viña San Pedro Tarapacá’s site. Normalized EBIT margin decreased from 22.9% in Q4’11 to 21.0% in Q4’12.

2012               Decreased 6.0% to CLP 181,188 million. Normalized EBIT increased 0.7% and its margin decreased from 18.6% to 16.8% in Q4’12.

Normalized EBIT and EBIT margin by segment

	Normalized EBIT (million CLP)			Mix	Normalized EBIT margin
	Q4'12	Q4'11	Change	Q4'12	Q4'12	Q4'11
Beer Chile	31,522	35,776	-11.9%	45.1%	31.7%	34.8%
CCU Argentina	16,952	15,154	11.9%	24.3%	18.6%	17.7%
Non-alcoholic beverages	14,844	12,141	22.3%	21.2%	17.2%	16.2%
Wine	3,088	4,666	-33.8%	4.4%	8.2%	12.8%
Spirits	2,562	1,721	48.9%	3.7%	14.2%	10.5%
Other/Eliminations	917	3,012	-	1.3%	0.0%	0.0%
TOTAL	69,885	72,470	-3.6%	100.0%	21.0%	22.9%

	Normalized EBIT (million CLP)			Mix	Normalized EBIT margin
	FY '12	FY '11	Change	FY '12	FY '12	FY '11
Beer Chile	85,102	94,083	-9.5%	47.0%	26.5%	30.1%
CCU Argentina	28,182	29,201	-3.5%	15.6%	11.2%	13.2%
Non-alcoholic beverages	45,346	37,140	22.1%	25.0%	15.5%	14.9%
Wine	11,053	10,422	6.1%	6.1%	7.4%	7.5%
Spirits	7,772	6,383	21.8%	4.3%	12.2%	12.5%
Other/Eliminations	3,733	2,682	-	2.1%	0.0%	0.0%
TOTAL	181,188	179,912	0.7%	100.0%	16.8%	18.6%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 18

PRESS RELEASE

EBITDA

Q4’12             Decreased 0.5% to CLP 84,464 million and the normalized EBITDA margin decreased from 26.8% in Q4’11 to 25.4% in Q4’12.

2012               Decreased 1.9% to CLP 235,948 million. Normalized EBITDA increased 3.6%, and the consolidated normalized EBITDA margin decreased from 23.5% in Q4’11 to 21.9% in Q4’12.

Normalized EBITDA and EBITDA margin by segment

	Normalized EBITDA (million CLP)			Mix	Normalized EBITDA margin
	Q4'12	Q4'11	Change	Q4'12	Q4'12	Q4'11
Beer Chile	36,599	39,834	-8.1%	43.3%	36.8%	38.7%
CCU Argentina	18,896	16,778	12.6%	22.4%	20.8%	19.6%
Non-alcoholic beverages	18,201	14,893	22.2%	21.5%	21.1%	19.8%
Wine	4,693	6,241	-24.8%	5.6%	12.4%	17.1%
Spirits	3,082	2,202	40.0%	3.6%	17.1%	13.4%
Other/Eliminations	2,993	4,845	-	3.5%	0.0%	0.0%
TOTAL	84,464	84,793	-0.4%	100.0%	25.4%	26.8%

	Normalized EBITDA (million CLP)			Mix	Normalized EBITDA margin
	FY '12	FY '11	Change	FY '12	FY '12	FY '11
Beer Chile	104,359	110,248	-5.3%	44.2%	32.5%	35.2%
CCU Argentina	35,121	35,099	0.1%	14.9%	14.0%	15.9%
Non-alcoholic beverages	57,312	47,567	20.5%	24.3%	19.6%	19.1%
Wine	17,619	16,841	4.6%	7.5%	11.8%	12.2%
Spirits	9,836	8,260	19.1%	4.2%	15.5%	16.2%
Other/Eliminations	11,702	9,678	-	5.0%	0.0%	0.0%
TOTAL	235,948	227,694	3.6%	100.0%	21.9%	23.5%

NON-OPERATING RESULT

Q4’12             In Non-operating result we include the following: Net financing expenses, Equity and income of JVs, Foreign currency exchange differences, Results as per adjustment units, and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower result of CLP 2,464 million explained by:

•         Net financial expenses increased CLP 1,899 million to a loss of CLP 3,993 million in Q4’12 due to higher debt in Argentina.

•         Results as per adjustment units decreased CLP 418 million, mainly due to 1.1% increase of the UF value in Q4’12 compared with 1.3% decrease of the UF in Q4’11.

•         Other gains/(losses) and Foreign currency exchange differences decreased CLP 348 million mainly due to losses related to hedges covering foreign exchange variations on taxes.

Partially compensated with:

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 18

PRESS RELEASE

•        Equity and income of joint ventures increased CLP 252 million mainly explained by a better result of Foods Compañía de Alimentos S.A.

2012               Increased CLP 7,258 million to a loss of CLP 20,078 million, due mostly to Other gains/(losses).

INCOME TAXES

Q4’12                         Income taxes decreased CLP 4,877 million explained by the absence in 2012 of the CLP 4,273 million final tax settlements with the Chilean IRS.

2012                           Income taxes decreased CLP 8,062 million mostly due to (a) lower results at a consolidated level and (b) the absence of the effect generated by the tax settlements with the Chilean IRS. Both mentioned reasons exceed the effect of the higher tax rate approved by the Chilean government in Q3’12.

NON-CONTROLLING INTEREST

Q4’12             Decreased CLP 746 million to CLP 3,884 million mainly due to the lower results in Viña San Pedro Tarapacá.

2012                Decreased CLP 2,506 million to CLP 9,544 million mostly explained by the lower results in Viña San Pedro Tarapacá, strongly affected by the absence of the settlement of the insurance claim related to the earthquake.

NET INCOME

Q4’12             Increased CLP 519 million to CLP 45,509 million by lower Income taxes, partially compensated by a lower EBIT and Non-operating result.

2012               Decreased CLP 8,319 million to CLP 114,433 million. Normalized Net income decreased CLP 4,540 million mostly explained by lower Non-operating result partially compensated with higher Normalized EBIT and lower Income taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 18

PRESS RELEASE

CHANGES IN THE CONSOLIDATION SCOPE

As of 2012, CCU has adopted the application of the International Financial Reporting Standards (IFRS) No. 11 Joint Arrangement, taking effect on January 1st 2013 of which early application is permitted. This change in accounting policy implies that investments held in joint agreements with Promarca S.A. and Compañía Pisquera Bauzá S.A., which have 50% and 49% ownership interest, respectively, are changed from the equity method to accounting for assets, liabilities, revenues and expenses relating to its ownership in a Joint Operation. The effects of this accounting change in the consolidation scope have equal impact at EBIT and EBITDA level, but no effect on Net income or Equity.

The changes in the consolidation scope effect are revealed in the fourth quarter and full year results correspondingly; as a consequence, this quarter’s results do not add full year figures.

For a better understanding, a Joint Arrangement is an arrangement between two or more parties who share Joint Control. Joint Control is the contractually agreed sharing of control of an arrangement –previously evaluated according to each party’s rights and obligations- in which the decisions about relevant activities require the unanimous consent of the parties sharing control. Furthermore, a Joint Operator shall recognize the assets, liabilities, revenues and expenses in relation to its interest in a Joint Operation.

The following schedules show the EBIT, not considering the impact of IFRS 11 on the pro forma of Q4’12 and Q4’11, as it was presented in the Financial Statements of 2011:

	EBIT (million CLP)
	Q4'12	IFRS 11 Impact	Q4'12 Pro forma	Q4'11	IFRS 11 Impact	Q4'11 as 2011	Change(3)
Beer Chile	31,522	-	31,522	35,776	-	35,776	-11.9%
CCU Argentina	16,952	-	16,952	15,210	-	15,210	11.5%
Non-Alcoholic (1)	14,844	548	14,297	12,141	532	11,610	23.1%
Wine	3,088	-	3,088	4,666	-	4,666	-33.8%
Spirits (2)	2,562	13	2,549	1,721	-	1,721	48.1%
Other/eliminaions	917	-	917	3,012	-	3,012	-69.5%
Consolidated	69,885	561	69,325	72,526	532	71,994	-3.7%

	EBIT (million CLP)
	FY'12	IFRS 11 Impact	FY'12 Pro forma	FY'11	IFRS 11 Impact	FY'11 as 2011	Change(3)
Beer Chile	85,102	-	85,102	99,412	-	99,412	-14.4%
CCU Argentina	28,182	-	28,182	28,817	-	28,817	-2.2%
Non-Alcoholic (1)	45,346	2,363	42,983	38,376	2,057	36,318	18.4%
Wine	11,053	-	11,053	16,890	-	16,890	-34.6%
Spirits (2)	7,772	54	7,718	6,690	-	6,690	15.4%
Other/eliminaions	3,733	-	3,733	2,633	-	2,633	41.8%
Consolidated	181,188	2,417	178,771	192,818	2,057	190,760	-6.3%
(1) CCU holds an investment in a joint agreement with Promarca S.A. through 50% ownership Interest.
(2) CCU holds an investmet in a joint agreement with Compañía Pisquera Bauzá S.A. through 49% ownership Interest.
(3) Excludes IFRS 11 Impact on Q4 results.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 18

PRESS RELEASE

EXCEPTIONAL ITEMS (EI)

During 2011 CCU recorded at EBIT level the following Exceptional items: a) the settlement of the insurance claims related to 2010’s earthquake in Chile with a positive effect of CLP 13,289 million; and b) the severance paid to the cider business in Argentina with a negative effect of CLP 384 million.

The following schedules show the EBIT/EBITDA and their margins, both after Exceptional items:

	EBIT (million CLP)			Mix	EBIT margin
	Q4'12	Q4'11	Change	Q4'12	Q4'12	Q4'11
Beer Chile	31,522	35,776	-11.9%	45.1%	31.7%	34.8%
CCU Argentina	16,952	15,210	11.5%	24.3%	18.6%	17.8%
Non-alcoholic beverages	14,844	12,141	22.3%	21.2%	17.2%	16.2%
Wine	3,088	4,666	-33.8%	4.4%	8.2%	12.8%
Spirits	2,562	1,721	48.9%	3.7%	14.2%	10.5%
Other/Eliminations	917	3,012	-	1.3%	0.0%	0.0%
TOTAL	69,885	72,526	-3.6%	100.0%	21.0%	23.0%

	EBIT (million CLP)			Mix	EBIT margin
	FY '12	FY '11	Change	FY '12	FY '12	FY '11
Beer Chile	85,102	99,412	-14.4%	47.0%	26.5%	31.8%
CCU Argentina	28,182	28,817	-2.2%	15.6%	11.2%	13.0%
Non-alcoholic beverages	45,346	38,376	18.2%	25.0%	15.5%	15.4%
Wine	11,053	16,890	-34.6%	6.1%	7.4%	12.2%
Spirits	7,772	6,690	16.2%	4.3%	12.2%	13.1%
Other/Eliminations	3,733	2,633	-	2.1%	0.0%	0.0%
TOTAL	181,188	192,818	-6.0%	100.0%	16.8%	19.9%

	EBITDA (million CLP)			Mix	EBITDA margin
	Q4'12	Q4'11	Change	Q4'12	Q4'12	Q4'11
Beer Chile	36,599	39,834	-8.1%	43.3%	36.8%	38.7%
CCU Argentina	18,896	16,834	12.3%	22.4%	20.8%	19.7%
Non-alcoholic beverages	18,201	14,893	22.2%	21.5%	21.1%	19.8%
Wine	4,693	6,241	-24.8%	5.6%	12.4%	17.1%
Spirits	3,082	2,202	40.0%	3.6%	17.1%	13.4%
Other/Eliminations	2,993	4,845	-	3.5%	0.0%	0.0%
TOTAL	84,464	84,849	-0.5%	100.0%	25.4%	26.9%

	EBITDA (million CLP)			Mix	EBITDA margin
	FY '12	FY '11	Change	FY '12	FY '12	FY '11
Beer Chile	104,359	115,577	-9.7%	44.2%	32.5%	36.9%
CCU Argentina	35,121	34,715	1.2%	14.9%	14.0%	15.7%
Non-alcoholic beverages	57,312	48,803	17.4%	24.3%	19.6%	19.6%
Wine	17,619	23,308	-24.4%	7.5%	11.8%	16.8%
Spirits	9,836	8,567	14.8%	4.2%	15.5%	16.8%
Other/Eliminations	11,702	9,629	-	5.0%	0.0%	0.0%
TOTAL	235,948	240,600	-1.9%	100.0%	21.9%	24.8%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 18

PRESS RELEASE

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 & 4)

BEER CHILE

Net sales       decreased 3.3% to CLP 99,558 million as a result of 6.3% lower sales volumes, partially offset by 3.0% higher average prices.

EBIT               decreased 11.9% to CLP 31,522  million because of 3.3% lower Net sales and 8.4% higher MSD&A expenses.  Cost of sales as a percentage of Net sales remained almost flat. The Normalized EBIT decrease is explained by higher distribution and marketing expenses, represented by a 350 bps increase of MSD&A as a percentage of Net sales in Q4’12. Lower volumes, coupled with a change in mix due to higher sales in cans, made the EBIT margin decrease from 34.8% to 31.7% in Q4’12.

EBITDA         decreased 8.1% to CLP 36,599 million and the EBITDA margin decreased from 38.7% to 36.8% on a year on year basis.

Comments   The Beer market in Chile faced less aggressive pricing in the second half of the year than during the first 6 months. The slowdown in volume growth in this quarter was affected by less intense promotional activities in supermarket as experienced in 2011. Another important driver for this slowdown was the impact of the law “Zero Tolerance” driving under the influence of alcohol that was launched during March 2012, which had an impact on the sales of Beer, especially during the main festive seasons. Next to that, unusually wet weather in the months of October and December negatively affected consumption. Finally, the above average performance of the Beer Chile segment in Q4’11, made harder the comparison for this Q4’12.

Regarding the first initiatives of the innovation program, with the new 1.2 liter bottle for Cristal and the launch of Cristal Light, though it is still early days, the first results are encouraging and stimulating us to continue innovating as a way to strengthen our market position.

CCU ARGENTINA

Net sales       measured in Chilean pesos, increased 6.5% to CLP 91,051 million as a result of 5.8% higher average prices.

EBIT               measured in Chilean pesos, increased CLP 1,742 million to CLP 16,952 million in Q4’12, as a result of higher average prices. This effect, in addition to low single digit Cost of sales increase of 2.8%, explains the 8.7% Gross margin increase from 52,518 million to 57,112 million in Q4’12, despite inflationary pressure that rose personnel costs. Regarding MSD&A as a percentage of Net sales, it increased from 43.2% to 44.3%, mainly due to higher distribution and marketing expenses. EBIT margin increased from 17.8% in Q4’11 to 18.6% in Q4’12.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 18

PRESS RELEASE

EBITDA         increased 12.3% from CLP 16,834 million to CLP 18,896 million this quarter, while EBITDA margin improved from 19.7% to 20.8%.

Comments   Volumes increased 0.5% fueled by a 2.4% domestic beer volume increase, which according to our understanding is in line with the industry growth. Sales prices adjustments partially compensated inflationary cost pressures as average prices increased 5.8% in Q4’12.

We have developed a new proprietary packaging for beers, introducing it for all varieties of Schneider and Imperial brands making a difference for their customers. Also, as of December we have launched Apple Storm, a new cider brand innovating in the traditional segment of ciders, into the local market. Its European profile, taste, color and alcohol content differ markedly from the current products.

Finally, the operation in Uruguay, acquired in September 2012, is on track, with 211,159 HL sales volume of mineral water and soft drinks in addition to imports of beers from CCU Argentina. Its results are included in the Other/eliminations segment in 2012, but will be considered as part of CCU Argentina from 2013 onwards.

NON-ALCOHOLIC BEVERAGES

Net sales       increased 14.6% to CLP 86,153 million as a result of 15.3% volume increase and flat prices for Q4’12, not considering Manantial’s volume. Including it, volume grew 17.9%. Outstanding volume growth was delivered by every category: water 30.7%, nectar 22.8% and soft drinks 12.4%.

EBIT               increased 22.3%  to CLP 14,844  million due to 21.9%  higher Gross profit, as a consequence of higher Net sales partially compensated by 7.0% increase in Cost of sales. Nevertheless, Cost of sales as a percentage of Net sales decreased from 48.9% to 45.6% in Q4’12. The higher Gross profit is partially offset by 19.8%  growth in MSD&A expenses explained by higher distribution costs. EBIT margin increased from 16.2% to 17.2% in Q4’12.

EBITDA         increased 22.2% to CLP 18,201 million and the EBITDA margin increased from 19.8% to 21.1%.

Comments   Volumes continued to have a remarkable performance in all categories following the 11.1% increase in Q3’12 as a result of market share expansion as a consequence of first preference improvements coupled with a better execution at the points of sales, along with industry growth and the inclusion of the recent acquisition of the HOD business.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 18

PRESS RELEASE

WINE

Net sales       increased 3.6% to CLP 37,806 million due to a 1.6% increase in volumes, and a 2.5% higher average price, when expressed in Chilean peso. The Chile domestic average price increased 7.6% as a result of price increases and a better sales mix. The Chile Export prices increased 8.1% in USD but only 0.2% in CLP, due to the appreciation of the Chilean peso, which appreciated 6.7% against the USD and 9.7% against the EURO. The Argentina average prices increased 7.7% in USD terms and volumes remained flat.

EBIT               decreased 33.8% to CLP 3,088 million compared to Q4’11 due to the appreciation of the Chilean peso and the sale of a site in Q4’11. Cost of sales remained almost flat with an increase of 0.3% per hectoliter. MSD&A expenses increased 6.5% per hectoliter mainly due to higher marketing expenses and distribution costs.

EBITDA         decreased 24.8% from CLP 6,241 million to CLP 4,693 million and the EBITDA margin decreased from 17.1% to 12.4%.

Comments   VSPT volumes performed well during the last quarter of the year and average prices increased in all of our markets (Domestic, Chile Exports and Argentina), while Cost of sales per hectoliter remained almost flat. We are pleased with our national market performance, as we keep the strength of our brands of domestic bottled wines.

SPIRITS

Net sales       increased 9.9% to CLP 18,070 million as a result of 2.4% lower average price and 10.3% higher volumes.

EBIT               increased 48.9% to CLP 2,562 million mainly due to higher Net Sales partially offset by 8.9%  higher Cost of sales, resulting in an increase of 11.8%  in the Gross Margin. MSD&A expenses increase of 24.3%  to CLP 5,317 million mostly explained by marketing expenses and higher distribution costs. Additionally, Other operating income/(expenses) registered the sale of a site in Chile. Therefore, EBIT margin increased from 10.5% to 14.2% in Q4’12.

EBITDA         increased 40.0% to CLP 3,082 million, while the EBITDA margin increased from 13.4% to 17.1% in Q4’12.

Comments   In line with the year’s trend, volumes had a good performance in Q4’12, growing 10.3% compared to Q4’11. Both the portfolio of Pernod Ricard products and the good performance of Pisco sales drove the positive results of the Spirits segment.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 18

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. For more information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Business Segments

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in “Other/Eliminations”.

The Non Alcoholic segment includes soft drinks (soft drinks, tea, sports and energetic drinks), nectars and water (purified and mineral). CCU Argentina includes beer and others (cider, spirits, and domestic wine from Tamarí sales). Wine includes Chile domestic, Chile export and Argentina (export and domestic, except sales from Tamarí).

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 18

PRESS RELEASE

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and corresponds to profit before Taxes, Interests, Results as per adjustment units, Equity and income of JVs, and profits/(losses) on foreign currency exchange differences. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net profit attributable to parent company shareholder as per IFRS.

Normalized

The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

ROCE

ROCE stands for Return on Capital Employed.

Organic growth

Growth which excludes sales from new endeavors of the last twelve months.

UF

The UF is a monetary unit indexed to the CPI variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 18

PRESS RELEASE

Exhibit 1: Income Statement (Fourth Quarter 2012)
Q4	2012	2011	2012	2011	Change %
	(CLP million)		(USD million)(1)
Core revenue	325,739	310,062	682	649	5.1
Other revenue	6,472	5,795	14	12	11.7
Net Sales	332,211	315,857	695	661	5.2
Cost of sales	(142,324)	(138,521)	(298)	(290)	2.7
% of net sales	42.8	43.9	42.8	43.9
Gross profit	189,886	177,336	397	371	7.1
MSD&A	(121,381)	(109,850)	(254)	(230)	10.5
% of net sales	36.5	34.8	36.5	34.8
Other operating income/(expenses)	1,380	4,984	3	10	(72.3)
Normalized EBIT	69,885	72,470	146	152	(3.6)
% of net sales	21.0	22.9	21.0	22.9
Exceptional items	-	56	-	0
EBIT	69,885	72,526	146	152	(3.6)
% of net sales	21.0	23.0	21.0	23
Net financing expenses	(3,993)	(2,094)	(8)	(4)	90.7

Equity and income of JVs	(42)	(294)	(0)	(1)	(85.8)
Foreign currency exchange differences	(481)	(429)	(1)	(1)	11.9
Results as per adjustment units	(2,699)	(2,281)	(6)	(5)	18.3
Other gains/(losses)	(680)	(333)	(1)	(1)	104.4
Total Non-operating result	(7,895)	(5,431)	(17)	(11)	45.4
Income/(loss) before taxes	61,990	67,095	130	140	(7.6)
Income taxes(2)	(12,597)	(17,474)	(26)	(37)	(27.9)
Net income for the period	49,393	49,621	103	104	(0.5)

Normalized net income
attributable to:
The equity holders of the parent	45,509	49,227	95	103	(7.6)

Net income
attributable to:
The equity holders of the parent	45,509	44,990	95	94	1.2
Non-controlling interest	3,884	4,630	8	9.7	(16.1)

Normalized EBITDA	84,464	84,793	177	177	(0.4)
% of net sales	25.4	26.8	25.4	26.8
EBITDA	84,464	84,849	177	178	(0.5)
% of net sales	25.4	26.9	25.4	26.9

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR (3)	2	2	2	2

Normalized Earnings per share	142.88	154.56	0.30	0.32	-7.6
Earnings per share	142.88	141.26	0.30	0.30	1.2
Normalized Earnings per ADR	285.77	309.12	0.60	0.65	-7.6
Earnings per ADR	285.77	282.51	0.60	0.59	1.2

Depreciation	14,578	12,323	31	26	18.3
Capital Expenditures	41,270	33,582	86	70	22.9
(1) Average Exchange rate for the period: US$1.00 = CLP 477.71
(2) CLP 4,273 million considered as an Exceptional item, due to a final tax settlement in December 31, 2011.
(3) Dated December 20th, 2012 there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 18

PRESS RELEASE

Exhibit 2: Income Statement (Twelve months ended on December 31, 2012)
FY '12	2012	2011	2012	2011	Change %
	(CLP million)		(USD million)(1)
Core revenue	1,056,647	951,105	2,172	1,955	11.1
Other revenue	19,043	18,446	39	38	3.2
Net Sales	1,075,690	969,551	2,211	1,993	10.9
Cost of sales	(493,087)	(447,862)	(1,013)	(920)	10.1
% of net sales	45.8	46.2	45.8	46.2
Gross profit	582,603	521,689	1,197	1,072	11.7
MSD&A	(405,243)	(349,007)	(833)	(717)	16.1
% of net sales	37.7	36.0	37.7	36.0
Other operating income/(expenses)	3,828	7,230	8	15	(47.1)
Normalized EBIT	181,188	179,912	372	370	0.7
% of net sales	16.8	18.6	16.8	18.6
Exceptional items	-	12,905	-	27
EBIT	181,188	192,818	372	396	(6.0)
% of net sales	16.8	19.9	16.8	19.9
Net financing expenses	(9,362)	(7,324)	(19)	-15.1	27.8

Equity and income of JVs	(177)	(698)	(0)	-1.4	(74.6)
Foreign currency exchange differences	(1,003)	(1,079)	(2)	-2.2	(7.0)
Results as per adjustment units	(5,058)	(6,728)	(10)	-13.8	(24.8)
Other gains/(losses)	(4,478)	3,010	(9)	6.2	(248.8)
Total Non-operating result	(20,078)	(12,820)	(41)	(26)	56.6
Income/(loss) before taxes	161,110	179,998	331	370	(10.5)
Income taxes(2)	(37,133)	(45,196)	(76)	(93)	(17.8)
Net income for the period	123,977	134,802	255	277	(8.0)

Normalized net income
attributable to:
The equity holders of the parent	114,433	118,972	235	245	(3.8)

Net income
attributable to:
The equity holders of the parent	114,433	122,752	235	252	(6.8)
Non-controlling interest	9,544	12,051	20	25	(20.8)

Normalized EBITDA	235,948	227,694	485	468	3.6
% of net sales	21.9	23.5	21.9	23.5
EBITDA	235,948	240,600	485	495	(1.9)
% of net sales	21.9	24.8	21.9	24.8

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR (3)	2	2	2	2

Normalized Earnings per share	359.28	373.54	0.74	0.77	-3.8
Earnings per share	359.28	385.40	0.74	0.79	-6.8
Normalized Earnings per ADR	718.57	747.07	1.48	1.54	-3.8
Earnings per ADR	718.57	770.80	1.48	1.58	-6.8

Depreciation	54,760	47,782	113	98	14.6
Capital Expenditures	117,646	77,847	242	160	51.1
(1) Average Exchange rate for the period: US$1.00 = CLP 486.55
(2) CLP 4,273 million considered as an Exceptional item, due to a final tax settlement in December 31, 2011.
(3) Dated December 20th, 2012 there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 18

PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2012)
Q4	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
(CLP million)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Core revenue	98,054	101,642	88,580	83,304	85,003	73,716	36,556	35,110	17,546	16,287	(0)	1	325,739	310,062
Other revenue	1,376	1,064	2,452	2,198	338	247	1,165	1,361	440	90	700	835	6,472	5,795
Interco sales revenue	127	206	19	21	812	1,195	85	8	84	58	(1,127)	(1,488)	-	-
Net Sales	99,558	102,912	91,051	85,524	86,153	75,158	37,806	36,479	18,070	16,436	(427)	(651)	332,211	315,857
change %	-3.3		6.5		14.6		3.6		9.9				5.2
Cost of sales	(36,374)	(38,282)	(33,940)	(33,006)	(39,316)	(36,727)	(22,952)	(22,527)	(11,497)	(10,554)	1,754	2,575	(142,324)	(138,521)
% of net sales	36.5	37.2	37.3	38.6	45.6	48.9	60.7	61.8	63.6	64.2			42.8	43.9
Gross profit	63,183	64,630	57,112	52,518	46,837	38,431	14,855	13,952	6,573	5,881	1,327	1,924	189,886	177,336

MSD&A	(32,022)	(29,545)	(40,378)	(36,958)	(31,503)	(26,300)	(11,768)	(10,882)	(5,317)	(4,278)	(394)	(1,887)	(121,381)	(109,850)
% of net sales	32.2	28.7	44.3	43.2	36.6	35.0	31.1	29.8	29.4	26.0			36.5	34.8

Other operating income/(expenses)	360	691	218	(405)	(490)	10	2	1,596	1,306	118	(16)	2,975	1,380	4,984
Normalized EBIT	31,522	35,776	16,952	15,154	14,844	12,141	3,088	4,666	2,562	1,721	917	3,012	69,885	72,470
change %	-11.9		11.9		22.3		-33.8		48.9				-3.6
% of net sales	31.7	34.8	18.6	17.7	17.2	16.2	8.2	12.8	14.2	10.5			21.0	22.9

Exceptional items	-	-	-	56	-	-	-	-	-	-	-	-	-	56
EBIT	31,522	35,776	16,952	15,210	14,844	12,141	3,088	4,666	2,562	1,721	917	3,012	69,885	72,526
change %	-11.9		11.5		22.3		-33.8		48.9				-3.6
% of net sales	31.7	34.8	18.6	17.8	17.2	16.2	8.2	12.8	14.2	10.5			21.0	23.0

Normalized EBITDA	36,599	39,834	18,896	16,778	18,201	14,893	4,693	6,241	3,082	2,202	2,993	4,845	84,464	84,793
change %	-8.1		12.6		22.2		-24.8		40.0				-0.4
% of net sales	36.8	38.7	20.8	19.6	21.1	19.8	12.4	17.1	17.1	13.4			25.4	26.8
EBITDA	36,599	39,834	18,896	16,834	18,201	14,893	4,693	6,241	3,082	2,202	2,993	4,845	84,464	84,849
change %	-8.1		12.3		22.2		-24.8		40.0				-0.5
% of net sales	36.8	38.7	20.8	19.7	21.1	19.8	12.4	17.1	17.1	13.4			25.4	26.9

Q4	Beer Chile		CCU Argentina(1)		Non-Alcoholic(2)		Wine(3)		Spirits		Other/eliminations(4)		Total(2)
VOLUMES (HL)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
TOTAL SEGMENT	1,644,862	1,756,185	1,530,135	1,522,406	2,457,168	2,084,048	308,335	303,583	76,854	69,663	211,159	-	6,228,513	5,735,886
change %	-6.3		0.5		17.9		1.6		10.3				8.6

Q4	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/HL)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
SEGMENT AVE. PRICE(5)	59,613	57,877	57,890	54,719	35,371	35,372	118,559	115,654	228,300	233,798	-	-	54,623	54,056
change %	3.0		5.8		0.0		2.5		-2.4				1.0
(1) Excludes exports to Chile of 3,326 HL and 4,954 HL in 2012 and 2011 respectively.
(2) Includes 54,000 HL of Manantial in 2012. If excluded the change in Non-Alcoholic segment would be 15.3% and 7.6% in the Total.
(3) Excludes bulk wine of 8,790 HL and 10,020 HL in 2012 and 2011 respectively.
(4) Includes Uruguay.
(5) For avarage price calculation purposes the volume of Manantial in the Non-Alcoholic and Uruguay in Other/eliminations segment are excluded.

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2012)
YTD AS OF DECEMBER	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
(CLP million)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Core revenue	316,545	309,287	246,140	216,194	287,313	243,330	144,593	132,934	62,055	49,361	0	0	1,056,647	951,105
Other revenue	3,739	3,208	4,777	4,488	1,222	1,226	4,642	5,391	1,404	492	3,259	3,640	19,043	18,446
Interco sales revenue	559	522	79	221	3,598	3,953	321	24	94	1,083	(4,651)	(5,802)	-	0
Net Sales	320,844	313,017	250,996	220,903	292,133	248,509	149,557	138,348	63,552	50,936	(1,392)	(2,162)	1,075,690	969,551
change %	2.5		13.6		17.6		8.1		24.8				10.9
Cost of sales	(130,587)	(122,417)	(97,711)	(91,237)	(138,906)	(123,713)	(95,635)	(89,850)	(38,865)	(29,153)	8,618	8,508	(493,087)	(447,862)
% of net sales	40.7	39.1	38.9	41.3	47.5	49.8	63.9	64.9	61.2	57.2			45.8	46.2
Gross profit	190,256	190,600	153,285	129,666	153,227	124,796	53,922	48,498	24,687	21,783	7,225	6,346	582,603	521,689

MSD&A	(105,513)	(97,196)	(125,400)	(100,413)	(107,667)	(88,698)	(43,175)	(40,242)	(18,516)	(15,592)	(4,972)	(6,867)	(405,243)	(349,007)
% of net sales	32.9	31.1	50.0	45.5	36.9	35.7	28.9	29.1	29.1	30.6			37.7	36.0

Other operating income/(expenses)	358	679	297	(52)	(214)	1,041	306	2,166	1,601	192	1,479	3,204	3,828	7,230
Normalized EBIT	85,102	94,083	28,182	29,201	45,346	37,140	11,053	10,422	7,772	6,383	3,733	2,682	181,188	179,912
change %	-9.5		-3.5		22.1		6.1		21.8				0.7
% of net sales	26.5	30.1	11.2	13.2	15.5	14.9	7.4	7.5	12.2	12.5			16.8	18.6

Exceptional items	-	5,329	-	(384)	-	1,236	-	6,467	-	307	-	(49)	-	12,905
EBIT	85,102	99,412	28,182	28,817	45,346	38,376	11,053	16,890	7,772	6,690	3,733	2,633	181,188	192,818
change %	-14.4		-2.2		18.2		-34.6		16.2				-6.0
% of net sales	26.5	31.8	11.2	13.0	15.5	15.4	7.4	12.2	12.2	13.1			16.8	19.9

Normalized EBITDA	104,359	110,248	35,121	35,099	57,312	47,567	17,619	16,841	9,836	8,260	11,702	9,678	235,948	227,694
change %	-5.3		0.1		20.5		4.6		19.1				3.6
% of net sales	32.5	35.2	14.0	15.9	19.6	19.1	11.8	12.2	15.5	16.2			21.9	23.5
EBITDA	104,359	115,577	35,121	34,715	57,312	48,803	17,619	23,308	9,836	8,567	11,702	9,629	235,948	240,600
change %	-9.7		1.2		17.4		-24.4		14.8				-1.9
% of net sales	32.5	36.9	14.0	15.7	19.6	19.6	11.8	16.8	15.5	16.8			21.9	24.8

YTD AS OF DECEMBER	Beer Chile		CCU Argentina(1)		Non-Alcoholic(2)		Wine(3)		Spirits		Other/eliminations(4)		Total(2)
VOLUMES (HL)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
TOTAL SEGMENT	5,441,672	5,384,741	4,507,848	4,581,404	8,146,929	6,990,455	1,275,561	1,211,713	264,238	228,303	211,159	-	19,847,406 18,396,617
change %	1.1		-1.6		16.5		5.3		15.7				7.9

YTD AS OF DECEMBER	Beer Chile		CCU Argentina		Non-Alcoholic		Wine		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/HL)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
SEGMENT AVE. PRICE(5)	58,171	57,438	54,603	42,444	35,502	34,809	113,357	109,707	234,846	216,208	-	-	53,959	51,700
change %	1.3		28.6		2.0		3.3		8.6				4.4
(1) Excludes exports to Chile of 9,651 HL and 12,585 HL in 2012 and 2011 respectively.
(2) Includes 54,000 HL of Manantial in 2012. If excluded the change in Non-Alcoholic segment would be 15.8% and 7.6% in the Total.
(3) Excludes bulk wine of 28,650 HL and 49,391 HL in 2012 and 2011 respectively.
(4) Includes Uruguay.
(5) For avarage price calculation purposes the volume of Manantial in the Non-Alcoholic and Uruguay in Other/eliminations segment are excluded.

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31 2012	December 31 2011	December 31 2012	December 31 2011	Change %
ASSETS	(CLP million)		(US$ million)(1)
Cash and cash equivalents	102,337	178,066	214	372	(42.5)
Other current assets	393,551	363,325	822	759	8.3
Total current assets	495,888	541,391	1,036	1,131	(8.4)

PP&E (net)	612,329	556,949	1,279	1,164	9.9
Other non current assets	218,231	200,024	456	418	9.1
Total non current assets	830,560	756,973	1,735	1,582	9.7
Total assets	1,326,448	1,298,365	2,772	2,713	2.2

LIABILITIES
Short term financial debt	54,874	88,014	115	184	(37.7)
Other liabilities	259,656	274,539	543	574	(5.4)
Total current liabilities	314,530	362,553	657	758	(13.2)

Long term financial debt	209,123	170,955	437	357	22.3
Other liabilities	92,277	80,071	193	167	15.2
Total non current liabilities	301,400	251,026	630	525	20.1
Total Liabilities	615,929	613,579	1,287	1,282	0.4

EQUITY
Paid-in capital	231,020	231,020	483	483	0.0
Other reserves	(48,146)	(35,174)	(101)	(73)	0.0
Retained earnings	430,346	373,130	899	780	15.3

Net equity attributable to parent company shareholders	613,220	568,976	1,281	1,189	7.8
Minority interest	97,299	115,810	203	242	(16.0)
Total equity	710,518	684,786	1,485	1,431	3.8
Total equity and liabilities	1,326,448	1,298,365	2,772	2,713	2.2

OTHER FINANCIAL INFORMATION

Total financial debt	263,997	258,969	552	541	1.9%

Net debt	161,660	80,903	338	169	99.8%

Liquidity ratio	1.58	1.49
Financial Debt / Capitalization	0.27	0.27
Net debt / EBITDA	0.69	0.34
(1) Exchange rate as of December 31, 2012: US$1.00 = CLP 478.6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: january 31, 2013